SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to               .

Commission File No. 00-30747

A.              FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

FIRST COMMUNITY BANCORP 401(k) PLAN

First Community Bancorp
120 Wilshire Blvd.
Santa Monica, California 90401

B.               NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

First Community Bancorp

401 West “A” Street
San Diego, California 92101

FIRST COMMUNITY BANCORP
401(k) PLAN

All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor regulations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The 401K Committee
First Community Bancorp 401K Plan

We have audited the accompanying statements of net assets available for benefits of the First Community Bancorp 401(k) Plan (the Plan) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Plan as of and for the year ended December 31, 2005 were audited by other auditors whose report dated June 12, 2006, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles. Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.

The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GROBSTEIN, HORWATH & COMPANY LLP
Costa Mesa, CA
July 10, 2007

Report of Independent Registered Public Accounting Firm

The 401(k) Committee
First Community Bancorp 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the First Community Bancorp 401(k) Plan (the Plan) as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Los Angeles, California
June 12, 2006

FIRST COMMUNITY BANCORP

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Investments at fair value:
Cash and cash equivalents	$1,686,658	$1,464,311
Mutual funds	17,061,482	12,815,597
Common stock	2,212,022	1,909,738
Participant loans	322,495	313,665
Total investments	21,282,657	16,503,311
Receivables:
Employer contributions	678,430	553,831
Participant contributions	101,435	64,582
Total receivables	779,865	618,413
Liabilities:
Excess contributions	—	7,306
Total liabilities	—	7,306
Net assets available for benefits	$22,062,522	$17,114,418

See accompanying notes to financial statements.

FIRST COMMUNITY BANCORP
401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions to net assets attributable to:
Investment income:
Interest and dividends	$1,164,643
Net appreciation in fair value of investments	683,075
Total investment income	1,847,718
Contributions:
Employer	678,430
Participants	3,606,653
Total contributions	4,285,083
Total additions	6,132,801
Deductions from net assets attributable to:
Benefits paid to participants	1,177,490
Deemed distributions of loans	4,586
Administrative expenses	2,621
Total deductions	1,184,697
Increase in net assets	4,948,104
Net assets available for benefits:
Beginning of the year	17,114,418
End of the year	$22,062,522

See accompanying notes to financial statements.

FIRST COMMUNITY BANCORP

401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1) Description of the Plan

The following description of the First Community Bancorp 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

(a) General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of First Community Bancorp and its subsidiaries (the Company) that have agreed to participate in the Plan. The Plan is administered by First Community Bancorp (the Sponsoring Employer) who acts by and through its administrative committee, the 401(k) Committee. The 401(k) Committee is presently comprised of seven officers of the Sponsoring Employer and Pacific Western Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Plan Merger

The Plan was amended effective July 1, 2004 to merge 12 existing plans into the Rancho Santa Fe National Bank 401(k) Plan. The Plans merged into the Rancho Santa Fe National Bank 401(k) Plan include the following: First National Bank 401(k) Plan; Pacific Western National Bank 401(k) Plan; Bank of Coronado 401(k) Profit Sharing Plan; Verdugo Banking Company 401(k) Profit Sharing Plan; Capital Bank of North County Employees 401(k) Savings and Retirement Plan; First Professional Bank 401(k) Plan; First Community Bank Employee Stock Ownership Plan; Upland Bank 401(k) Plan; First Community Financial Corporation Employees’ 401(k) Plan; Harbor National Bank 401(k) Profit Sharing Plan; First Charter Bank 401(k) Plan; and Marathon National Bank 401(k) Plan. Upon merger of the aforementioned plans, the Rancho Santa Fe National Bank 401(k) Plan was renamed the First Community Bancorp 401(k) Plan.

(c) Contributions

Employees of the Company who complete three months of service and are at least 21 years of age are eligible to participate in the Plan on January 1, April 1, July 1, or October 1. Participants can contribute, under a salary reduction agreement, up to 60% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $15,000 for 2006 and $14,000 for 2005. The Company’s Board of Directors determines the discretionary matching contribution on an annual basis. For the year 2006 plan year, the matching contribution was determined to be a maximum amount of 50% of the first 6% of covered compensation. Participants may also contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may make unmatched “catch-up” contributions in accordance with Internal Revenue Code (IRC) regulations and limitations.

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant’s discretion in the same manner as the salary reduction contributions.

FIRST COMMUNITY BANCORP

401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2006 and 2005

(d) Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(e) Vesting

Participant contributions are immediately fully vested. For the Company’s matching contributions, participants who were hired before July 1, 2004 are immediately fully vested in employer contributions as well. Participants who were hired after July 1, 2004 shall vest in matching contributions in accordance with the following schedule:

Years of service	Vested percentage
Less than 1 year	—%
1	20
2	40
3	60
4	80
5	100

Any nonvested amounts in a terminated participant’s account will be forfeited in accordance with plan provisions. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $121,667 and $111,184, respectively. During 2006, forfeitures were allocated to a forfeiture account and had not been allocated to participant accounts or used to pay administrative expenses.

(f) Benefit Payments

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant’s termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Withdrawal of previously contributed employee after-tax contributions is also permitted in accordance with Plan provisions.

For distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant’s election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account (IRA) or tax favored plan that accepts the transfer. Distribution shall be made in cash or in-kind, in accordance with the participant’s election and Plan provisions.

FIRST COMMUNITY BANCORP

401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2006 and 2005

(g) Participant Loans

Loans to participants may be made, at the discretion of the Plan’s administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the highest outstanding loan balance in the participant’s account during the prior 12-month period. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant’s vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. The terms of these loans cannot exceed five years, except if the loan is used to purchase the principal residence of the participant in which case the loan term may be extended for up to a period of ten years. Principal and interest are paid ratably through payroll deductions.

(h) Excess Contributions

Excess contributions as of December 31, 2005 represent employeer contribution amounts made for certain participants in excess of the statutory limits set by the Internal Revenue Code. Such amounts were refunded to the Company during 2006.

(2) Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Investments

Publicly traded securities are carried at fair value based on the published market quotations. The Plan’s investments in participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Payment of Participant Benefits

Participant benefits are recorded when paid.

(e) Administrative Expenses

Administrative expenses of the Plan are paid by the Company, except for loan fees, which are charged to the applicable participant accounts. First Community Bancorp, the Plan’s trustee, charges a fee for processing loan application transactions.

FIRST COMMUNITY BANCORP

401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2006 and 2005

(f) Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(g) Concentration of Credit Risk

Investment in the common stock of First Community Bancorp comprises approximately 10% and 11% of the Plan’s investments as of December 31, 2006 and 2005, respectively.

(3) Investments

The following table presents the fair value of investments as of December 31, 2006 and 2005, with individual investments representing 5% or more of the Plan’s net assets available for benefits separately identified:

	Investment	2006		2005
Fidelity	Equity-Income Fund	$1,094,598	*	$984,948
Fidelity	Capital Appreciation Fund	1,398,357		1,031,353
Fidelity	Blue Chip Growth Fund	1,179,436		1,036,907
Fidelity	Diversified International Fund	1,829,219		1,160,951
Fidelity	Small Cap Stock Fund	1,774,119		1,507,421
Fidelity	Freedom 2020 Fund	1,531,643		1,203,506
Fidelity	US Bond Index Fund	1,177,890		1,241,109
Fidelity	Retirement Money Market Portfolio	1,686,204		1,464,093
First Community	Common stock	2,212,022		1,909,738
All investments less than 5% of Plan assets		8,179,034		4,963,285
	Total	$22,062,522		$16,503,311

*                     Less than 5% as of December 31, 2006, presented for comparison only.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) on mutual funds, common and preferred stock, and government and agency securities appreciated in value by $683,075 as follows:

Investment	2006
Mutual funds	$796,411
Common stock	(113,336)
Total	$683,075

FIRST COMMUNITY BANCORP

401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2006 and 2005

(4) Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of common stock of First Community Bancorp company stock, and thus, these are party-in-interest transactions.

(5) Income Taxes

The Company received a favorable tax determination letter on October 9, 2003 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended and restated, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to the Form 5500:

2006
Net assets available for benefits per the financial statements	$22,062,522
Less contributions receivable	(779,865)
Net assets available for benefits per the Form 5500	$21,282,657

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2006 to the Form 5500:

2006
Change in net assets available for benefits per the financial statements	$4,948,104
Add prior year contributions receivable	618,413
Less current year contributions receivable	(779,865)
Less prior year excess contributions payable	(7,306)
Net increase per the Form 5500	$4,779,346

FIRST COMMUNITY BANCORP
401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares	Current value
Cash and cash equivalents:
Fidelity	Retirement Money Market		$1,686,204
Fidelity	Stock Purchase Account		454
	Total cash and cash equivalents		1,686,658
Mutual funds:
Fidelity	Contrafund	12,561	818,970
Fidelity	Equity-Income Fund	18,678	1,093,598
Fidelity	Value Fund	11,084	893,340
Fidelity	Capital Appreciation Fund	51,581	1,398,357
Fidelity	Blue Chip Growth Fund	26,618	1,179,436
Fidelity	Diversified International Fund	49,505	1,829,219
Fidelity	Small Cap Stock Fund	93,326	1,774,119
Fidelity	Freedom Income Fund	6,563	75,742
Fidelity	Freedom 2000 Fund	15,879	197,857
Fidelity	Freedom 2005 Fund	2,874	33,373
Fidelity	Freedom 2010 Fund	44,849	655,697
Fidelity	Freedom 2015 Fund	42,450	517,891
Fidelity	Freedom 2020 Fund	98,625	1,531,644
Fidelity	Freedom 2025 Fund	36,615	467,569
Fidelity	Freedom 2030 Fund	33,244	532,909
Fidelity	Freedom 2035 Fund	10,065	132,761
Fidelity	Freedom 2040 Fund	43,461	414,890
Fidelity	Intermediate Government Income Fund	19,123	190,652
Fidelity	US Bond Index Fund	108,461	1,177,890
Oakmark	Fund Class I	6,758	310,345
Artisan	Mid Cap Fund	13,101	399,053
Royce	Low Priced Stock Fund	24,204	407,355
Spartan	US Equity Index Fund	20,503	1,028,815
	Subtotal mutual funds		17,061,482
Common stock:
First Community Bancorp	Common stock	42,319	2,212,022
Participant loans:
The Plan	62 Participant loans, interest rates from 5.00% to 8.75%		322,495
	Total investments held at end of year		$21,282,657

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY BANCORP 401(k) PLAN
Date: July 13, 2007	/s/ JEFFREY T. KRUMPOCH
Jeffrey T. Krumpoch
Plan Committee Member